Exhibit 99.1

Enthusiast Gaming Achieves All-Time High Unique Visitor Traffic in the United States

Reached 56 million U.S. Unique Visitors in May 2023, verified by Comscore

Ranked #1 Gaming Property in the U.S. by largest margin to date

Grew Unique Visitors 28% year-over-year from May 2022 to May 2023

LOS ANGELES, July 10, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX), an independent gaming entertainment company, announced that it has increased its position as the #1 Gaming Property in the United States, reaching a new record of 56 million Unique Visitors, based on the latest digital media ratings from Comscore. The results represent 28% year-over-year growth in Unique Visitor traffic to Enthusiast Gaming’s digital media Property of gaming communities, content, and creators (Comscore Media Metrix® Multi-Platform, Total Audience, May 2023, U.S.).

The new ratings place Enthusiast Gaming as the top Gaming Property in the United States by the largest margin to date, since first achieving this milestone in January 2023. These ratings are utilized by brands and agencies to identify platforms that will maximize their advertising and sponsorship investments:

Top Gaming Properties in the United States

		Unique Visitors (000)
1	Enthusiast Gaming	55,758
2	Twitch	48,716
3	ROBLOX.COM	43,864
4	Take 2 Interactive	32,253
5	Activision Blizzard	29,554
6	IGN Entertainment	23,586

Source: Comscore Media Metrix® Multi-Platform, Total Audience, May 2023, U.S.

Enthusiast Gaming also climbed to #72 on Comscore’s comprehensive ranking of the Top 100 Properties in the United States across all digital media categories, representing another record high (Comscore Media Metrix® Multi-Platform, Top 100 Properties, May 2023, U.S.).

Gaming has become a ubiquitous digital media activity, with the category now reaching 85% of all U.S. Internet users. The Gaming category also generates strong audience engagement, with more Total Views per month than Social Media and Search, and more Total Minutes spent than Retail and News. Gaming is now the #1 category for Average Minutes per Visit, and the average Gaming Visitor is now spending over 16 hours per month (Comscore Media Metrix® Multi-Platform, Top Line Category, May 2023, U.S.).

“By every measure, gaming has entered the digital media mainstream, and Enthusiast Gaming has become the undisputed category leader,” stated Nick Brien, CEO of Enthusiast Gaming. “With the leading independent gaming platform, Enthusiast Gaming enables brands to engage, not just access, this passionate and hard-to-reach demographic. The world’s leading brands can rely on our top-ranked gaming platform to achieve high impact in the most engaging form of digital media today.”

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO

FNK IR – Rob Fink / Matt Chesler, CFA

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.